Item 1
ICICI Ltd.

Audited Financial Results for the year ended March 31, 2001

                                                                                                   (Rs. in Million)
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                                                      QUARTER              QUARTER              YEAR               YEAR
                                                      ENDED                ENDED                ENDED              ENDED
                                                      MARCH 31, 2001       MARCH 31, 2000       MAR. 31, 2001      MAR. 31, 2000
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
1      Income from operations                               26,333.9             22,536.1            91,799.5           84,108.6
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2      Other income                                            653.5                188.2             1,162.0              544.8
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3      Total Expenditure:
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       (a) Staff Cost                                          242.8                195.0               990.4              728.4
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       (b) Bad & Doubtful debts written-off/                10,895.2              1,373.2            14,215.3            4,617.5
       provided for  (including additional
       provisioning, provision for restructured
       assets and provision for  standard assets )
       (See Note 2)
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       (c) Other expenditure                                   959.5                729.0             3,054.3            2,120.1
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       Total Expenditure                                    12,097.5              2,297.2            18,260.0            7,466.0
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4      Interest  (including interest tax and                16,761.4             15,177.6            64,954.1           59,926.0
       expenses on Borrowings)
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5      Depreciation (including assets given on               1,037.0                968.0             3,974.7            3,983.9
       lease)
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6      Profit before tax                                    (2,908.5)             4,281.5             5,772.7           13,277.5
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7      Provision for taxation                                 (338.0)               335.0               400.0            1,220.0
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8      Net Profit after tax                                 (2,570.5)             3,946.5             5,372.7           12,057.5
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9      SEBI adjustments relating to change in                      -                    -                   -                  -
       accounting policies for corresponding
       previous periods
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10     Adjusted Profit after taxation                       (2,570.5)             3,946.5             5,372.7           12,057.5
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11     Profit after tax reported earlier                    (2,570.5)             3,946.5             5,372.7           12,057.5
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12     Adjustments relating to earlier years/                      -                 (9.4)                  -              405.4
       change in accounting policies
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13     Taxation of earlier years(net) (See Note 3)            (824.3)                   -              (824.3)              36.7
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14     Profit for the period                                (3,394.8)             3,937.1             4,548.4           12,499.6
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15     Paid up Equity Share Capital (face value Rs.                                                   7,848.4            7,830.6
       10 per share) (including Equity Share
       Capital Suspense)
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16     Reserves excluding Revaluation  Reserves                                                      71,878.6           72,394.7
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17     Earning Per Share (Rs) @                                    -                  3.1                 6.6               14.0
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18     Shareholding:                                  No of shares         Percentage of shareholding
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       ADR                                            25,64,14,285         32.65
       Insurance Companies                            18,43,50,312         23.47
       FIIs & NRIs                                    11,86,44,213         15.11
       Individuals                                     8,01,94,059         10.21
       Bodies Corporate                                5,91,23,209          7.53
       Unit Trust of India                             5,21,01,059          6.63
       Banks & Financial Institutions                  2,43,89,059          3.11
       Mutual Funds                                      93,58,480          1.19
       Shares in Transit                                  7,69,772          0.10
       Total....                                      78,53,44,448         100.0
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@ EPS for all periods has been calculated based on 785 million shares outstanding.
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


NOTES:
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1    The company was hitherto writing-off issue expenses on loan funds over the average tenure of the loan. In the current year, in respect of bonds which are redeemed on exercise of call options, the unamortised issue expenses outstanding on the redemption date are charged to the share premium account. On account of this change, profit for the year is higher by Rs. 239.3 million.
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2    (a) During the year the management of the company has reassessed the provisioning requirements of non-performing assets and have decided to make additional provision/write-off, over and above percentage as prescribed by RBI guidelines. On account of this additional provision/write-off of Rs. 8,132.7 million is made.
     (b) During the year, RBI has issued a guideline in respect of restructured/rescheduled assets. Accordingly, sacrifice on account of interest has been worked out on assets restructured/rescheduled during the period from March 28, 2001 to March 31,
     2001 as per the methodology specified in the said guidelines and mentioned in the significant guidelines. Accordingly a provision of Rs. 436.3 million is made.
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3    The Finance Act, 2001 has inserted an explanation to Section 36 (I)(vii) of the Income-Tax Act, 1961 with retrospective effect from April 1, 1989, which clarified the basis on which deduction under the section will be allowed. On account of this, provision for taxation of two years for which assessments are pending is reworked and shortfall of Rs. 900.0 million is provided in the current year. The same has been considered in arriving at 'Taxation of earlier years'.
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4    During the year ended March 31, 2001 the following companies have become subsidiaries of ICICI Limited:
     -------------------------------------------------------------------------------------------------------------------------------
     Name of the Subsidiary                           Date of becoming
                                                      Subsidiary
    ---------------------------------------------------------------------------
    1.   ICICI ePayments Limited                     April 10, 2000
    2.   ICICI Securities  Holding Inc.              June 12, 2000
    3.   ICICI Securities Inc.                       June 13,2000
    4.   Ivory International Inc.                    June 14, 2000
    5.   ICICI Prudential Life Insurance Company     July 20, 2000
         Limited
    6.   ICICI Eco-Net Limited                       Sept.25, 2000
    7.   ICICI Lombard General Insurance Company     Oct.30, 2000
         Ltd.                                                                   Ceased to be the subsidiary w.e.f. December 30, 2000
    8.   ICICI Infotech Pte Ltd.                     Nov.8, 2000
    9.   ICICI Global Opportunities Fund, L.L.C.     Dec.29, 2000                   --------------------"-------------------------
    10.  Traveljini.com (P) Limited                  May 11, 2000
    11.  Cafe Network Limited                        July 20, 2000                  --------------------"-------------------------
    12.  Billjunction Payment Limited                Sept. 8, 2000
    13.  Webquity e-Marketing Limited                Dec. 12, 2000                  --------------------"-------------------------
    14.  Command International Holdings, L.L.C,      Mar. 21, 2001
         Mauritius
    15.  Nova Technology Inc., Connecticut           Mar. 21, 2001
    16.  Command International Software, Bangalore   Mar. 21, 2001
    17.  Command Systems Inc., Connecticut
    18.  Command Delaware Holdings, L.L.C Delaware   Mar. 21, 2001
                                                     Mar. 21, 2001
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5   ICICI Bank Limited ceased to be a subsidiary of the company w.e.f. March 22, 2001.
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6   The above results were taken on record by the Board of Directors of the Company at its meeting held on May 3, 2001.
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7   The Board of Directors have proposed a dividend of  55% on equity shares for financial year 2000-01 (Previous year 55%
    including interim dividend)
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                                                                                                               By Order of the Board
                                                                                                                               sd/.

                                                                                                                  (K. V. Kamath)
                                                                                                             Managing Director & CEO
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


May 3, 2001

END